Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Birks & Mayors Establishes Record Date for Rights Offering

Montreal, Quebec. July 9, 2012 – Birks & Mayors Inc. (NYSE MKT:BMJ) (the “Company”), today announced it established a record date for its rights offering. Shareholders of record as of July 19, 2012 are eligible to participate in the rights offering. As part of the rights offering, the holders of Class A voting shares and Class B multiple voting shares will receive non-transferable rights to purchase newly issued Class A voting shares of the Company. If the rights offering is fully subscribed, the Company expects that the gross proceeds from the rights offering will be approximately $5.0 million.

The rights offering will also include an over-subscription privilege that will entitle shareholders who exercise their basic subscription rights in full, the right to purchase additional Class A voting shares that remain unsubscribed at the expiration of the rights offering, subject to availability.

The offering is expected to commence as soon as practicable after the Company’s registration statement becomes effective and is expected to expire twenty-one days later. The Company’s Board of Directors or a committee designated by the Board of Directors has the option to extend the period for exercising the subscription rights pursuant to the rights offering, and reserves the right to cancel the rights offering, or to amend or modify the terms of the rights offering, at any time for any reason.

Montrovest BV (“Montrovest”), the Company’s majority shareholder, has advised the Company of its intent to purchase up to $3.5 million Class A voting shares in the rights offering, directly and through its over-subscription privilege.

The purpose of the rights offering is to repay interest bearing debt under the Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy the rights or the underlying shares, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Birks & Mayors

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2012, the Company operated 30 stores (Birks Brand) across most major metropolitan markets in Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Safe Harbor Statement

Statements which are not historical in nature are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, including statements regarding the expected completion of the rights offering. These risks and uncertainties include, but are not limited to the following: (i) that we will not be able to complete the rights offering or that the SEC will not declare the registration statement effective, (ii) that shareholders, including Montrovest, will not participate in the rights offering; (iii) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on our costs and expenses; and (v) our ability to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, maintain relationships with our primary vendors, to mitigate fluctuations in the availability and prices of our merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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